VIA FACSIMILE
							July 8, 2005

James P. Cox
Chief Financial Officer
PQ Corporation
1200 West Swedesford Road
Berwyn, Pennsylvania 19312

Re:	PQ Corporation
	Registration Statement on Form S-4
	Filed June 13, 2005
	File No. 333-12570

Dear Mr. Cox:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff`s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2,
1993) and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman
& Sterling and Morgan Stanley & Co. Incorporated.
2. In your amended filing, please include an updated consent of the independent public accountants.
3. We note that you have included an explanatory note and additional pages to be used in a market making prospectus in this registration statement. To avoid any confusion about the transaction being registered in reliance on the Exxon Capital line of letters, please remove the note and market making pages from this prospectus and file the market making prospectus as part of a new registration statement at the conclusion of the offering.

4. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a).
Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Summary, page 1
5. We note the statement that you are a leading global producer of inorganic specialty chemicals and engineered glass materials. Please specify the measure upon which you base this and other similar statements throughout your prospectus.
6. We note your summary contains a lengthy description of the company`s business, business strengths and business strategy. Further, we note that some of the identical disclosure appears later in your prospectus. In the summary, you should carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company`s business and business strategy. This detailed information is better suited for the body of the prospectus.
Please revise accordingly. If you want to highlight key aspects of your business strategy and competitive strengths, list these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of SEC No. 33-7497.

Our Business Strengths, page 4
7. Ensure that the information you include in your summary is balanced. To the extent that you continue to cite competitive strengths in your summary, please review each one and revise as necessary to provide balancing information.
8. Under "Long-Term Relationships . . ." on page 4, you identify companies that are your "top" customers. Do you mean that these are the customers to whom you attribute most of your sales? Are these among the "top ten" customers with whom you have an average relationship of over 44 years? Are these representative of your customers generally? Please clarify.

Recent Developments, page 6
9. In this section, you should discuss that your former Chief
Executive Officer and the former President of the Potters subsidiary
(page 83) have resigned from the company subsequent to year-end.
Also, you should discuss the significant resignations on page 88 in your recent developments section.

Risk Factors, page 16
10. Please remove the statement that the risks you describe are not the only ones facing the company and that additional risks that you currently deem immaterial may materially and adversely affect you in the future. Instead, please clarify that you discuss all known material risks in this section.
11. Explain how each risk affects investors and the company. In this respect, please revise the presentation to remove phrases like "we cannot assure you" and "there can be no assurance" regarding a certain set of facts, as they do not state a risk. The real risk is that the event will occur, not your inability to prevent it. Please also avoid generic conclusions that a risk would have an "adverse effect" on your business and disclose what the actual risk to your business will be.
12. Some of your risk factor discussions are boilerplate and could apply to any issuer or to any offering. If you elect to retain these and other general risk factors in your prospectus, you must clearly explain how they apply to your industry, company, or offering. Please refer to the following risk factors:
* "We face substantial competition..."
* "We may not successfully implement our business strategies..."
* "Broker-dealers may become subject to the registration and prospectus delivery requirements of the Securities Act . . ."
* "If we lose certain key personnel . . .", page 26
13. Please do not include risks that are not currently material, or clarify why risks are currently material. For example, on page 28 you discuss the risks related to potentially not having adequate insurance coverage and the potential inability to obtain legal judgments in foreign jurisdictions. These are just two examples of risks that do not appear to be currently material. Your risk factor section may contain other risks that should be removed or elaborated upon in response to this comment.


We face substantial competition in the markets in which we operate, page 22
14. You appear to be including more than one risk under this subheading by discussing the risk posed by competition and the risk that your customers may pursue alternative technology. Please discuss each risk factor under distinct subheadings.

Increased costs of raw materials and natural gas . . ., page 23
15. It is not clear why some of the matters discussed in this section pose a risk. For example, you state that if any of the raw materials you use become unavailable within the geographic area from which they are now sourced, then you might not be able to obtain suitable substitutes. However, disclosure on page 75 says that your raw materials are generally widely available on a local basis worldwide.
Your risk factor also says that you might not be able to match raw material price increases with corresponding product price increases.
However, disclosure on pages 75 and 76 says that you are typically able to pass through increases in prices of raw materials to customers, and that you have structured the majority of your contracts with your largest customers to include adjustments for changes in the price of raw materials. Consider whether these items are really current material risks, and revise your disclosure accordingly.

Forward-Looking Statements, page 31
16. Refer to your statement that you "undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise." Please confirm supplementally that you are aware of your responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding your financial condition, and that this responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis. See Item 10(b)(3)(iii) of Regulation S-K.

The Exchange Offer, page 33
Purpose and Effect, page 33
17. Please revise the statement in the second paragraph that the registration rights agreement, and not the description of it contained in the prospectus, governs the rights of note holders. The language implies that note holders do not have rights with respect to disclosure that you include in your prospectus.




Expiration Date; Extensions; Amendments, page 35
18. Please revise your letter of transmittal, as well as the disclosure in this section, to comply with the following comments.
19. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change. Provide us your views on whether waiver of any condition will constitute a material change requiring that at least five business days remain in the offer after the waiver`s notice.
20. You reserve the right "to delay the accepting any outstanding notes." Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.
21. Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Unaudited Pro Forma Condensed Consolidated Financial Information, page 43
22. In your unaudited pro forma condensed consolidated statement of operations for the twelve months ended December 31, 2004, please tell us why you have increased cost of goods sold by $18,495. We note that this adjustment relates to the revaluation in purchase accounting of inventory assumed to be sold. However, this adjustment does not appear to have a continuing impact on you. Similarly, please tell us why you have increased selling, general and administrative expenses by $3,338 related to the write-off of in-process research and development. Refer to Rule 11-02(6)(ii) of Regulation S-X.
23. In your unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2005, please separately disclose the historical predecessor statement of operations from the historical successor statement of operations.
24. Please tell us why you have not recognized any pro forma adjustments related to the fair valuation of inventory, property and equipment, and intangible assets at your affiliated companies.

25. Where you are reversing interest expense in your unaudited pro forma statement of income, please disclose the amount of the debt repaid, the interest rate, the period it was outstanding and then arrive at the pro forma amount of interest expense reversed. Please then show the amount of new debt issued, the interest rate and the period that you are reflecting it in your pro formas. Please also tell us how you accounted for the $1,090 write off of deferred financing costs in conjunction with the early debt repayment, as disclosed on page F-53, in your unaudited pro forma statement of income.
26. For your variable rate debt, please disclose the effect of a 1/8 percent variance in your assumed interest rate.
27. Please disclose the nature and amount of the transaction costs included in pro forma adjustment (g).

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 50
28. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Critical Accounting Policies, page 51
29. Please revise your disclosures of your property, plant and equipment, intangible assets and goodwill to disclose the specific assumptions associated with your estimates that bear the risk of change and the related uncertainties. Please also tell us why you do not consider your policy for measuring impairment of your indefinite-lived trademarks to be a critical accounting policy.


Results of Operations, page 55
30. We note that you combine the results of operations for the predecessor and successor periods of PQ Corporation. As you note in your filing, these two periods are not prepared on a comparable basis of accounting and therefore should not be discussed on a combined basis. Given that the effective date of the transaction occurred during the latest interim period, it appears more appropriate to discuss and disclose the first quarter of 2005 on a pro forma basis.
We remind you, however, that you still must discuss your first quarter of 2005 historical results of operations (on a predecessor and successor basis) in your management`s discussion and analysis.
31. We note, on page 57, that you divested your ceramic line of hollow spheres products in the United States in late 2004. If material, please tell us why you have not reflected this divestiture as a discontinued operation. See paragraphs 41 - 44 of SFAS No. 144.

Three Months Ended March 31, 2005 Compared to Three Months Ended
March 31, 2004, page 56

Sales, page 56
32. Please disclose the reason for the $4.4 million decrease in sales volume in your chemicals division for the three months ended March 31, 2005 compared to the same period in 2004. Clarify whether this was due primarily to decrease in sales of your detergent zeolite products. Please specify the product areas that saw a reduced volume.

Gross profit

Chemicals division, page 57
33. We note that the shift to higher margin products during this period partially offset reduced volume. Please briefly explain which are your higher margin products.
34. Please identify the unprofitable product lines you divested that impacted your gross profit for the three months ended March 31 2005.

Liquidity and Capital Resources, page 64
35. Please disclose the minimum interest coverage and maximum total leverage ratios in your senior secured credit facilities.
36. Please include a discussion of your deficiency in your ratio of earnings to fixed charges.
37. In your contractual obligations and commitments section, please disclose the changes to the amount of your interest payments subsequent to February 11, 2005. Please also disclose your assumptions regarding your variable rate debt.



Business, page 69
38. Please identify your largest customer.  We note your
disclosure
that this customer represented less than 11% of your sales in 2004 and that you have conducted business with this customer for over
100
years.

Management, page 81
39. Please disclose the term of office for each of your officers and directors. Please refer to Item 401(a) and (b) of Regulation S-K.
40. Please disclose the dates during which Messrs. Randolph, Sichko, and Chavkin worked for the companies listed in their biographies. Please refer to Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management,
page
89
41. Please specify the amount of each class of common stock that is
held by those listed in the table.  Please also clarify the extent to
which each of Messrs. Mckenna, Chavkin, Walsh and Aube disclaim beneficial ownership of the 168,264 shares of common stock beneficially owned by JPMP Funds. We note disclosure in footnote
(3)
to the table which states that they disclaim beneficial ownership except to the extent of their pecuniary interest.

Description of Other Indebtedness, page 92
42. Please disclose the actual financial covenants that are in effect under the senior secured credit facilities from time to time throughout the term of the exchange notes, since a default under the credit agreement could lead to a default under the Indenture.

Description of the Exchange Notes, page 95
43. Under Rule 421(b) of Regulation C, you must avoid copying complex information directly from the underlying indenture without any clear and concise explanation of this information. It appears that you took much of the language in the body of the prospectus directly from the underlying indenture. Please rewrite this disclosure to comply with Rule 421(b) of Regulation C.

Certain Definitions, page 128
44. Please eliminate definitions of terms that you do not use in the prospectus or whose meanings are apparent or commonly understood. Examples of these terms include, but are not necessarily limited to:
Board of Directors, Equity Offering, GAAP, and Investments.

Audited Financial Statements, page F-1

Consolidated Statements of Income, page F-4
45. Please re-order your consolidated statements of income such that you present your equity in net income from affiliated companies after income before taxes and minority interest. See Rule 5-03.13 of Regulation S-X.
46. Please provide us with the calculation of your income test for your affiliated companies under Rule 3-09 of Regulation S-X for all periods presented.

4.  Investments in Affiliated Companies, page F-12
47. We note that you account for your investments in affiliated companies under the equity method of accounting. We also note, based on your disclosures in note 19 that you are a general partner in at least one of your affiliates and are required to make contributions to the affiliate in certain circumstances. Citing relevant accounting literature, please tell us your basis for applying the equity method, instead of consolidation, in light of your 50% equity ownership and your obligations to your affiliates.

13.  Financial Instruments, page F-18
48. Please tell us your consideration of DIG Issue No. H9 with respect to your use of a euro cross-currency interest rate swap agreement to hedge net investments in foreign operations. As part of your response, please tell us the terms of the cross-currency interest rate swap and the currency of your net investments. Please also tell us your consideration of DIG Issue No. H8 in how you measure the effectiveness of your net investment hedge.

14.  Income Taxes, page F-19
49. Please help us understand in more detail your basis for reversing the valuation allowance on the deferred tax assets associated with the tax loss carryforwards of the German silicates company. It appears that while you were able to use a portion of these carryforwards in 2003, you did not use any in 2004. As part of your response, please clarify whether you incurred losses in 2004 at this company such that you were unable to use a portion of these carryforwards. Please also clarify whether the German silicates company and glass beads business incurred cumulative losses in recent years. If so, please help us understand why you believe your expectations of future profitability outweigh your actual historical results in reversing the valuation allowance. See paragraph 23 of SFAS No. 109.
50. We note that you do not recognize deferred tax liabilities on the undistributed earnings of certain foreign affiliates. Given that you do not control the timing of distributions from your foreign affiliates and that you have historically received distributions from your affiliates, as disclosed on page F-6, please tell us your basis for not recognizing these deferred tax liabilities.

21. Business Segments, page F-33
51. If practical, please disclose the revenues from external customers for each product and service or each group of similar products and services. Refer to paragraph 37 of SFAS No. 131.
52. Disclose the basis used to attribute sales from external customers to individual countries. Refer to paragraph 38(a) of SFAS
No. 131. In addition, please breakout the caption "Europe" and "Other" to individual country to the extent material.
53. You state on page 4 that your largest customer accounted for less than 11% of your sales. Accordingly, please disclose the information required by paragraph 39 of SFAS No. 131.

23. Guarantor and Nonguarantor Statements, page F-35
54. If true, please revise to clarify that the guarantor subsidiaries are "100% owned" by the parent as required by Rule 3-10(f) of Regulation S-X. We note your use of the term "wholly-owned"; however, that term is not the same as the term "100% owned" in Rule
3-10(h) of Regulation S-X.

Unaudited Financial Statements, page F-44

3.  Business Combinations, page F-48
55. We note that on page 22, you state that you face substantial competition in the markets in which you operate. Please tell us the factors you considered in determining that your trademarks are indefinite-lived, including how you evaluated the factors in SFAS 142 in your determination. In this regard, please provide us support demonstrating there are no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful lives of these assets. See paragraph 11 of SFAS 142.

8. Other Intangible Assets, page F-53
56. We have noted your disclosure on page 76 that for both your Chemicals division and Potters division that your, "manufacturing processes are basic and you do not rely on significant technology improvements to create quality products". In consideration of this disclosure please explain, in detail, why Formulations and Product Technology in your intangibles assets table on page F-52 represents
59% of your total intangible assets (gross amount) as of March 31, 2005.

10. Income Taxes, page F-54
57. Please help us understand your basis for accounting for any deferred tax liabilities associated with you undistributed earnings that may be repatriated in 2005 under the American Jobs Creation Act or that may no longer be considered permanently invested as an offset to goodwill, as opposed to a charge to earnings.

Exhibits
58. Please disclose as an exhibit or note to your financial statements your schedule of valuation and qualifying accounts for each income statement period, as required by Rule 5-04 of Regulation
S-X. At a minimum, we would expect this schedule to include your deferred tax asset valuation allowances. Your filing should include an opinion from your independent accountants covering this schedule.
59. Please file any remaining exhibits as soon as possible. Allow us sufficient time to review the exhibits, particularly the legality opinions, before requesting acceleration. Note that we may have comments on the exhibits and related disclosure once they have been filed.

Ratio of Earnings to Fixed Charges, Exhibit 12.1
60. Please present your calculation of your ratio of earnings to fixed charges for each of the last five fiscal years. In addition, please include the pro forma ratio of earnings to fixed charges for the most recent fiscal year and the latest interim period, or confirm to us that the changes in the ratio would be less than ten percent.
Refer to Item 503(d) of Regulation S-K.

Letter of Transmittal, Exhibit 99.1
61. Delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has "read" all of the terms of the exchange offer.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

     We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.



      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Ryan Rohn at (202) 551- 3739 or Nili Shah at
(202) 551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 942-7470 or the undersigned at (202) 551-3765 with any other questions.

Sincerely,


      Pamela A. Long
      Assistant Director


cc:	Monica K. Thurmond, Esq.
	Fax: (212) 751-4864

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James P. Cox
PQ Corporation
July 8, 2005
Page 13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE